EXHIBIT 12

Ratio of Earnings to Fixed Charges

(In thousands of dollars)	2009	2008	2007	2006	2005
Fixed charges
Interest expensed and capitalized	$ 25,939	$ 35,353	$ 38,217	$ 30,721	$ 17,814

Preference dividends
Preferred dividend	1,513	0	0	0	0
Divided by 1 – tax rate	0.66	0.66	0.66	0.66	0.66
Preference dividend cost	2,292	0	0	0	0
Total fixed charges and preferred dividends	28,231	35,353	38,217	30,721	17,814

Less: Interest on deposits	(18,841)	(25,468)	(28,649)	(22,942)	(12,368)
Total fixed charges and preferred Dividends excluding interest on deposits	$ 9,390	$ 9,885	$ 9,568	$ 7,779	$ 5,446

Earnings
Pre-tax income	$ 3,735	$ (343)	$ 11,277	$ 14,610	$ 14,813
Add: Fixed charges and preferred dividends	28,231	35,353	38,217	30,721	17,814
Total earnings	31,966	35,010	49,494	45,331	32,627

Less: Interest on deposits	(18,841)	(25,468)	(28,649)	(22,942)	(12,368)
Total earnings less interest on deposits	$ 13,125	$ 9,542	$ 20,845	$ 22,389	$ 20,259

Ratio of earnings to fixed charges
Including interest on deposits	1.13x	0.99x	1.30x	1.48x	1.83x
Excluding interest on deposits	1.40x	0.97x	2.18x	2.88x	3.72x